FILED BY EXPRESS SCRIPTS HOLDING COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a transcript of a video that Cigna Corporation added to the deal website, www.advancinghealthcare.com.

Sara Silverstein: So first tell me what the plan is with Express Scripts, why merge with them?

David Cordani: Sure, so we’re a global health service company we’re fortunate, we have 95 million customer relationships around the world. As we look at all of our business including in the United States, we see that still the number one need for Americans is to improve affordability and to do so in a very personalized fashion. Pharmaceutical services have quickly grown to about 25% of the overall cost equation, with specialty pharmacy being about two-thirds of that 25% and about half of that is in the medical part of the promise. So, it presents an opportunity to further improve affordability. Also, further improve quality because in America when there’s a gap in healthcare, so evidence based care is not followed, it typically ties to a pharmaceutical. So that’s point one. Point two is it expands our distribution reach. There’s a lot of ways in which Express Scripts distributes to employers, health plans, or governmental agencies that we don’t. So it expands our distribution reach to touch more lives with our behavioral services, our well-being services. So, improve affordability and personalization for our clients and customers, improve quality, and then expand reach, or touch more lives.

Silverstein: And how are you going to increase affordability?

Cordani: Yeah, so first you always need to have a strong foundation. Cigna’s delivered the lowest or the best medical cost trend in the industry five years running. And 2018 will be six years running. And we do so by engaging the individuals, trying to lower health risks, keep people healthy, and then improve the quality of healthcare that’s delivered. Express Scripts has also delivered differentiated medical cost trends. So we’re building off of strength. But the way we further build off that strength is further tighten and strengthen the relationship between an individual or patient with their physician — we do that quite well through our “Collaborative Accountable Care” relationships. Two, use actionable information to predict or identify health risks before they happen, So, a pre-diabetic before they become diabetic, a coronary risk patient before they have the heart attack, a high-risk maternity mom, and help that mom go full-term, that’s how you improve overall cost and quality, and the combined capabilities, as well as information, enable us to do that even better.

Silverstein: And what do you think will change about the way that healthcare looks in the future?

Cordani: I think the biggest change we aspire for and as a company we’re driving toward, is more personalization. So what do I mean by that? Typically in the United States, most healthcare is purchased, the programs are purchased, insurance and related services, through some intermediary, an employer, a governmental agency. And they do good jobs to try to get the right package for the benefit of individuals, but nobody’s average, we’re all very unique. So, through information, and through technological innovation, you get a lot more personalization to the coverage, to the modalities of communication, to the access profile that works best for an individual so I think you’ll see a lot more personalization of engagement from that standpoint. And secondly, for the medical professionals, doctors, as well as the manufacturers of devices, and pharmaceuticals, the rewards need to be much more oriented around the outcomes and the quality than the consumption. So those are the two big changes we see and we’re fueling and driving as a corporation.

Silverstein: And do you think it makes sense at all for healthcare to be tied to employers anymore given how much our workforce has changed?

Cordani: Yeah so in the United States greater than 50% of Americans today get their health services support through an employer. That, that is a manifestation from a long time ago post World War II wage controls that existed, but, but we are where we are. Answer to your question is yes, I do. And the reason why is: an employer actually has a vested interest in helping to keep their employees healthy, and productive, and present from a work standpoint. Two, the worksite and the culture of an employer create some mechanisms to engage an individual, ways to communicate, ways to provide on-site care, ways to provide peer support, program support, etc. So there’s incentive alignment, there’s culture you could pull against and support it, and then there’s delivery mechanism. So we think the answer is yes, and we have a ton of bright spots where we could point to employers that have innovated with us and we’ve innovated with them. And their employees and therefore their business is better off and those employees family members are better off because they’re getting better, more comprehensive healthcare.

Silverstein: And what do you think makes America different? Why are we spending so much on healthcare? Can you point to one thing that like our policies, or something in America that is a problem?

Cordani: Yeah, so our system is quite different, right? We’re a global company, we do business all over the world. So we’re able to see systems in the most developed OECD countries and developing countries around the world. There’s multiple differences. First and foremost, the United States is the largest sick care interventionist system in the world. We spend the majority of our money and resources addressing people once they’re sick. We need to spend some more of our resources keeping people healthy in the first case, and identifying people who are at risk of health events and lowering those health risks. Some other countries do that better through social service support, poor community based health support, etc. Secondly, we have more specialists and more hospitals per capita than any other OECD countries and less primary care, be it OBGYN, pediatrician, family practitioners, and, and we need to moderate that a little bit, to, again, help coordinate the whole person on the front end. There’s trade-offs in the way we’ve built our system. As a company we’ve had great success partnering with physicians through what we call, “Collaborative Accountable Care” relationships, we have 375 of which that are up and running with physicians, and another 125 with hospitals, and we’re working more comprehensively. But in a nutshell, we wait too long in terms of trying to fix somebody once they’re sick, as opposed to engage on the front-end and keep people healthy in the first place, that’s where Cigna expends a lot of resources. Secondly, we spend a lot more money on the high cost intervention, as opposed to enabling the primary care physician, the geriatrician, the pediatrician, to have more resources to help to coordinate care for individuals. And we have a different pricing scheme relative to some of our services, be they pharmaceutical or otherwise, versus other parts of the world.

Silverstein: And when you look at the opioid crisis, what do you think is something — what will help that? What do we need to do?

Cordani: In a way the opioid crisis is first, it’s something our country should be quite disappointed we allowed to transpire, because essentially we’ve systematically poisoned our population in a way in-terms of the mass consumption of opioids. But if you step back, it’s another example that reinforces we try to answer problems with interventions. So, have a problem, have an intervention. As opposed to more comprehensively helping individuals manage pain. So stepping back, we consume the vast majority of the worlds pharmaceutical opioids for 5% of the world’s population. That doesn’t really make sense. As a company we stepped forward about two and a half years ago and said we’re going to reduce the consumption of pharmaceutical opioids by 25% for our customers working hand in glove with physicians to bring the consumption back to pre-epidemic levels. And we sought to do that in three years. I’m proud our company did it in 22 months. And now we step forward and said in cities around the United States, we’re stepping forward with a pledge to reduce the rate of opioid and overdose related deaths by 25%. And the way you do that is one person at a time, and working hand in glove with medical professionals and community leaders. So, to me it’s a problem that is really symptomatic of an overconsumption of health services unnecessarily and not addressing the whole person in coordination with the physician and the bright spot is when you work collaboratively with the physician and the individual you could move the needle forward, and I’m proud of what our company did.

Silverstein: And how do you do that on such a large scale, because like you said it is a very one-to-one thing and how do you create an incentive to not — to reduce the number of prescriptions without hurting people?

Cordani: Yeah, I know, really important and powerful question. So, when you’re a large corporation, no matter what industry you’re in, the risk is that you kind of come at things in a homogeneous way. We believe everything is local. All healthcare is personal, all healthcare is local. So we operate a very localized model, aided by global resources. So the engagement happens with the local practicing physician, with our physician leaders talking hand and glove with those individuals. It comes with convening community leaders, faith based leaders, employers, elected officials, locally. Because the solution in Community A is different than the solution in Community B based on the local orientation. And in fact, our strategy is: “go deeper, go local, go beyond.” So we’re quite serious about that localization in terms of the personalization, the engagement at the local level, and trying to drive it. But it’s with the clinicians, not to the clinicians. And it’s with the consumer or patient not to the consumer or patient.

Silverstein: And going back to Express Scripts when you look at a merger and when you look beyond just the synergies and the business opportunities, what else are you looking for? What culture or management things are you concerned about?

Cordani: Yeah, I think which culture is quite important because, again, we’re a global health service company we’re not an insurance company. We exist to improve the health, well-being, and sense of security of the people we serve. We’re a service based company. So you start with a notion of purpose. What is your purpose? We’re a publicly traded company, and we get that. We’re a performance oriented company, we get that. But you could also be mission based. So looking at a culture that is market oriented, commercially oriented, consumer oriented, respect and understand the clinical community, and want to work with others, and partner with others. Second, a deep empathy and humanity. So, I was with the Express Scripts team on Monday of this week, all day in Saint Louis, meeting with colleagues talking about — and there’s a deep passion of community based orientation. When you have those ingredients and an open mindedness relative to sustained innovation, success is possible. If you’re not commercially oriented, if you’re not consumer oriented, if you don’t deeply respect the clinical community, if you’re not community oriented, if you don’t have the empathy and humanity in your, in your coworkers — we have 47,000 colleagues, they have 27,000 colleagues, it’s tough to be a service company. So that fiber is quite important and both companies share that fiber.

Silverstein: Great, and you have a new book, “The Courage To Go Forward,” can you tell me what inspired that?

Cordani: Yeah it’s my only book, it’s not the new book so it’s the only one I ever penned. And I was fortunate to coauthor it with the founder of Achilles International. Achilles International is a not-for-profit that focuses resources on helping people, largely with disabilities, both physical and otherwise, set goals, pursue those goals have support around them, and complete those goals. We’ve partnered with them for about a decade. I’ve personally been highly active with them for eight of those 10 years, and there are some really powerful stories that we wanted to tell, their founder and myself, in the book around these profiles in courage of individuals overcoming phenomenal obstacles, to set goals that many people would think are impossible and then introduce a little recipe of how you pursue those goals, because you just don’t will them to happen. And then we introduce this theme of micro communities, how very small aggregations of individuals one, two, or three could wrap around and support an individual in pursuit of that goal. So we wanted to tell the stories, because there’s many stories in there, we wanted to introduce the recipe, and with an objective of helping people have the courage to set goals that they may think are out of their reach, and help individuals realize that you can change people’s lives one at a time by activating in these micro communities and lastly the purpose was quite noble because 100% of the proceeds go to benefit Achilles International and further that mission.

Silverstein: And can you tell me what a micro community is?

Cordani: So, a micro community it’s a term we made up, right? So what it means to me is, I’ll give you a concrete example. Double amputee wounded veteran, sets a goal to — of running their first ever marathon on prosthetics. Never ran a marathon before they had prosthetics. Not a goal that’s seems achievable. One or two people wrap around that individual, and do everything humanly possible to enable that goal to be achieved, they’re going to pull from other resources but, the intimacy of those one or two people and I’ve had the blessing and fortune of being that one or two persons many times, and seeing the power of that, and failure is not an option, and we’re going to achieve that goal and then the leverage effect afterward for that person who realizes that goal was achieved to set other goals in their lives. One of the — one of the gentlemen, the first person I ever guided, Matias, he set a goal to actually become a police officer. He was a double amputee. Well he had to accomplish all of the able-body tests, which were largely deemed to be impossible, failed multiple times along the journey, today he’s a Long Island Police officer. So that’s — those are the powerful messages you want to get through. But the micro communities are essentially to instill the ability for one or two individuals to make huge change, and then the leverage effect of that.

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FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna

Corporation and Express Scripts Holding Company commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna Corporation and Express Scripts Holding Company on or about July 17, 2018. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.